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                                                                    EXHIBIT 99.5

                                NLG CALL OPTION

1. Parent has agreed to acquire 100% of the fully-diluted equity of National Leisure Group, Inc. ("NLG") for stock, cash and other consideration as set forth in the acquisition agreement (the "USA NLG Price").

2. If the Parent acquisition of NLG closes, Parent shall grant the Company an option (the "NLG Option") to acquire upon exercise 100% of the NLG equity then owned by Parent, which option shall expire on the two-year anniversary of the Merger. The Company may exercise the call by notifying Parent of its exercise in writing.

3. The exercise price for the NLG Option shall be the USA NLG Price. The purchase price shall be paid in cash and in low-vote shares of common stock of the Company, which the Company shall register at the request of Parent. At the election of the Company, Parent will lend to the Company the cash portion of the consideration at Parent's cost of funds not to exceed the prime rate plus one percent. The stock portion will be based on the average closing share price of the Company's shares on Nasdaq for the 5 trading days preceding the Company's purchase in the same cash/stock ratio as used in Parent acquisition of NLG; provided that in no event shall the Company be obligated to pay more than 50% of the purchase price of the NLG Option in cash.

4. If the Company exercises the NLG Option, its acquisition of NLG shall be structured as reasonably determined by Parent so as to (i) qualify as a
    Section 351 exchange or a Section 368(a) reorganization within the meaning of the Code and (ii) if Parent's acquisition of NLG was structured as a
    Section 368(a) reorganization, preserve such treatment.

5. During the two-year term of the NLG Option, Parent cannot dispose of all or any part of its interest in NLG to any non-wholly owned affiliate of Parent (other than the Company). Parent may, however, transfer or dispose of all or any part of its interest in NLG to any wholly-owned Subsidiary; PROVIDED such Subsidiary shall take the interest in NLG subject to the NLG Option. In addition, during the two-year term of the NLG Option, Parent may dispose of all or any part of its interests in NLG to a non-affiliate, either alone or as part of a larger transaction; PROVIDED that the consideration to be paid by the third party in respect of the NLG portion, in connection with a larger transaction, shall be separately identified and shall be based on reasonable, arm's-length negotiations conducted in good faith by Parent. Such a disposition by Parent is a "Disposition Transaction". In the event of a Disposition Transaction, the Company shall have, at its option, (i) a right of first refusal on such Disposition Transaction pursuant to which the Company may elect to match the terms of such Disposition Transaction or
    (ii) the right to exercise the NLG Option prior to the execution of a definitive agreement with respect to the Disposition Transaction. If the Company declines to exercise its right of first refusal or the NLG Option, the NLG Option expires immediately upon the execution of such agreement, but only with respect to the NLG interest in the Disposition Transaction (and subject to the completion of such Disposition Transaction) and not with respect to any remaining interest in NLG still owned by Parent, if any; provided, that, if the Company declines to exercise its right of first refusal or the NLG Option, Parent may consummate the Disposition Transaction only on the terms declined by the Company (or more favorable to Parent) and shall have 60 days, subject to extension for customary approvals, within which to consummate the Disposition Transaction, after which period the Company's right of first refusal is reinstated. If the Company elects to exercise its right of first refusal and such Disposition Transaction involves a disposition by Parent of less than all of its interest in NLG, then the Company shall continue to have the same rights set forth in this paragraph number six with respect to Parent's remaining interest in NLG, with the NLG Option applicable only to the percentage of NLG owned

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    by Parent after any such Disposition Transaction and with an exercise price equal to the USA NLG Price multiplied by the percentage of Parent's original interest in NLG retained by Parent after any such Disposition Transaction.

    The foregoing notwithstanding, during the term of the NLG Option, no new equity of NLG shall be issued. To the extent that NLG requires cash during the option term, Parent may fund such needs through debt, which debt will be assumed by the Company upon exercise of the NLG Option. During the term of the NLG Option, Parent shall not dividend or otherwise distribute cash of NLG in respect of the NLG equity, unless at such time NLG has no outstanding debt owed to Parent.

6. If Parent does not acquire NLG within 6 months of the Company's merger with Merger Sub, Parent shall pay the Company $20 million plus interest accrued at an annual rate of 7%.

7. During the two-year term of the NLG Option, the Company shall have the right, upon written notice to Parent, to conduct, on reasonable notice and in a reasonable manner, and subject to confidentiality restrictions, due diligence on NLG, including access to NLG's facilities, personnel (including outside accountants), budget, records, contracts, financial information and accounts. In addition, during the two-year term of the NLG Option, NLG shall provide the Company with monthly reports of financial and operating results.

8. During the two-year term of the NLG Option, the Company shall have the right to appoint one observer to all NLG board meetings. The Company will not receive pursuant to paragraph 7 or 8 confidential or competitive information relating to direct competitors, such as Orbitz and Travelocity.

9. Upon exercise of the NLG Option, the Company shall be able to terminate any agreement, contract or arrangement of NLG with Parent or Parent's affiliates, which arrangements are on terms less favorable to NLG than would be agreed in an arm's-length transaction.

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